Filed by Aurora Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 and

Rule 14d-2(b) under the Securities Exchange Act of 1934

Subject Company: Aurora Acquisition Corp.

(Commission File No. 001-40143)

Date: July 14, 2022

*** UNDER EMBARGO - 6:30 AM ET on July 14th ***

Better Takes Next Step Towards Going Public, Announces Filing by Aurora Acquisition Corp. of Amended Form S-4

•	Digital homeownership company has originated more than $100B of mortgages since its inception in 2016

•	Harit Talwar joins as Chairman of the Board

•	Proceeds would be used to double down on Better’s mission of serving customers’ homeownership aspirations

NEW YORK– July 14, 2022 - Better HoldCo, Inc. (“Better” or the “Company”), a leading digital homeownership company, has continued the process to become a publicly-listed company through a merger with Aurora Acquisition Corp. (NASDAQ: AURC) (“Aurora”), a publicly traded special purpose acquisition company (SPAC), when Aurora submitted amendment No. 6 to its Form S-4 registration statement with the Securities and Exchange Commission. At closing, the deal is expected to unlock for the combined company $750 million in new capital.

“In just six years, Better has helped hundreds of thousands of Americans invest in themselves and their families by financing or refinancing their homes,” said Vishal Garg, CEO and Founder of Better. “For the average American consumer, their home represents roughly 65% of their net worth. This transaction will enable us to continue providing a better outcome for folks in search of the security and opportunity that homeownership brings.”

The digital homeownership company is committed to becoming a solution for everyday Americans in their homeownership journey by delivering mortgages and home-related products and services better, faster, and cheaper. Better would use proceeds to continue investing in products and features that customers need now more than ever for a great homeownership financing experience.

“We are guided by a singular obsession with the customer experience,” said Garg. “Mortgage-focused financial infrastructure performs one of the most important social functions by providing a vessel for the savings for those who have capital and empowering those who can utilize it to improve their lives and their families and communities well being.”

To remain competitive, the digital homeownership company will expend resources to enhance and improve Better’s technology, product offerings, and product lines. The company plans to grow its purchase business, improve its cross-sell of non-mortgage products on the platform to enable greater ease and savings for its customers, and achieve its mission to save every American homeowner money on their mortgage versus a traditional bank or mortgage broker.

In the fourth quarter of 2021, the company introduced its Better Cash Offer program that serves well-qualified, digitally pre-underwritten prospective homebuyers to make all-cash offers on their house powered by Tinman, Better’s proprietary mortgage automation platform. In this challenging refinance market environment, Better plans to continue innovating for its customers and driving growth by focusing on less rate-sensitive commoditized product offerings.

“Tinman learned how to do a rate term refinance mortgage, then an in-contract purchase, and now we are able to underwrite loans so fast we can turn regular consumers into cash buyers in a few days. This has allowed our model to evolve from being a low-cost refi provider online 24/7 to helping consumers with life’s biggest transaction in one shot, still 24/7 entirely online. It’s magical the power of modern technology to change this thousands of years old business,” shared Vishal Garg.

Better has also implemented organizational changes to continue improving its culture.

“We at Better remain dedicated to our mission to provide homeownership opportunities to all and to build a company that we are proud of through the cycles. To enable that we are focused on the core business, customer experience, excellent execution, and talent and teamwork. We also want to be great custodians of our shareholders’ capital,” said Harit Talwar, Better Chairman of the Board.

Arnaud Massenet, Chief Executive Officer, and Prabhu Narasimhan, Chief Investment Officer of Aurora Acquisition Corp. said, “Better provides a fundamentally different approach to homeownership by leveraging technology to reduce prices and offer customers the widest range of appropriate products. Better’s commitment to continually improving operations and financial discipline gives us confidence in their business.”

“I’m gratified to my Better colleagues and teammates that even in a tough economic environment we continue to serve customers and attract top talent,” concludes Garg.

Highlights

•

Harit Talwar joined Better to serve as Chairman of the Board of Directors in May 2022. He is leading Board oversight of Better’s strategy and culture and has a strong background in consumer financial businesses and building public companies. Talwar most recently served as Chairman of the Consumer Business at Goldman Sachs from January 2021 to December 2021 and Global Head of the Consumer Business from May 2015 to January 2021. He has served as a member of the board for Mastercard Inc. since April 2022.

•

CFO Kevin Ryan, who has over 20 years of experience in financial services investment banking, and Chief Compliance Officer and General Counsel Paula Tuffin, who has over two decades of experience in the law including at the Consumer Financial Protection Bureau, is also playing a key role in the deal.

•

Better has won multiple high-profile awards, including being ranked #1 on LinkedIn’s Top Startups List for 2021 and 2020, #1 on Fortune’s Best Small and Medium Workplaces in New York, #15 on CNBC’s Disruptor 50 2020 list, and Forbes FinTech 50 in 2020. Better was also named to Nerdwallet and Forbes Advisor’s Best Online Mortgage Lenders lists.

•	Better has industry-leading partnerships on private label and co-branded basis for some of the best brands in financial services, American Express, and Ally Financial.

•	Better is currently licensed to operate in all 50 states and the District of Columbia.

About Better

Founded in 2016, Better is a digital-first homeownership company whose affiliates provide mortgage, real estate, title, and homeowners insurance services. In 2021, Better Mortgage funded approximately $58B in home loans, Better Real Estate completed over $2B in real estate transaction volume, and Better Cover and Better Settlement Services provided over $22B in insurance coverage. The company was ranked #1 on LinkedIn’s Top Startups List for 2021 and 2020, #1 on Fortune’s Best Small and Medium Workplaces in New York, #15 on CNBC’s Disruptor 50 2020 list, as well as being listed to Forbes FinTech 50 for 2020, For more information, follow @betterdotcom.

About Aurora Acquisition Corp.

Aurora Acquisition Corp. is a newly formed blank check company incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses. The Company is led by Thor Björgólfsson as its Chairman, Arnaud Massenet as its Chief Executive Officer, and Prabhu Narasimhan as its Chief Investment Officer.

Through its philosophy of “founders investing in Founders”, Aurora looks to empower strong management teams and make long term investments in companies poised for sustained success. Aurora is sponsored by Novator Capital. Additional information regarding Aurora Capital may be found at: https://aurora-acquisition.com/.

Media Contact: Better@bevelpr.com

Investor Contact: BetterIR@icrinc.com

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DISCLOSURE FOR INVESTORS AND SHAREHOLDERS

Important Information For Investors And Shareholders

This communication may be deemed to relate to a proposed transaction between Aurora Acquisition Corp. (“Aurora”) and Better Holdco, Inc. (“Better”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Aurora has filed with the U.S. Securities and Exchange Commission (the “SEC”), a registration statement on Form S-4, which includes a preliminary proxy statement/prospectus in connection with the proposed transaction. A definitive proxy statement/prospectus will be sent to all Aurora shareholders. Aurora also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Aurora are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Neither the SEC nor any securities commission or any other U.S. or non-U.S. jurisdiction has approved or disapproved of the business combination of Aurora and Better (the “Business Combination”) or information included herein.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Aurora through the website maintained by the SEC at www.sec.gov. The documents filed by Aurora with the SEC also may be obtained free of charge at Aurora’s website at https://aurora-acquisition.com/ or upon written request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Participants in the Solicitation

Aurora and its directors and executive officers may be deemed participants in the solicitation of proxies from Aurora’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in Aurora is contained in Aurora’s registration statement on Form S-4, which was initially filed with the SEC on August 3, 2021, as subsequently amended, and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Aurora Acquisition Corp., 20 North Audley Street, London W1K 6LX, United Kingdom, Attention: Arnaud Massenet, Chief Executive Officer, +44 (0)20 3931 9785.

Better and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Aurora in connection with the Business combination. A list of the names of such directors and executive officers and information regarding their interests in the Business combination is contained in the registration statement.

Forward Looking Statements

This communication only speaks at the date hereof and contains, and related discussions may contain, “forward- looking statements” within the meaning of U.S. federal securities laws. These statements include descriptions regarding the intent, belief, estimates, assumptions or current expectations of Aurora, Better or their respective officers with respect to the consolidated results of operations and financial condition, future events and plans of Aurora and Better. These forward-looking statements may be identified by a reference to a future period or by the use of forward-looking terminology. Forward-looking statements are typically identified by words such as “expect”, “believe”, “foresee”, “anticipate”, “intend”, “estimate”, “goal”, “strategy”, “plan”, “target” and “project” or conditional verbs such as “will”, “may”, “should”, “could” or “would” or the negative of these terms, although not all forward-looking statements contain these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain. Forward-looking statements are not historical facts, and are based upon management’s current expectations, beliefs, estimates and projections, and various assumptions, many of which are inherently uncertain and beyond Aurora’s and Better’s control. Such expectations, beliefs, estimates and projections are expressed in good faith, and management believes there is a reasonable basis for them. However, there can be no assurance that management’s expectations, beliefs, estimates and projections will be achieved, and actual results may differ materially from what is expressed in or indicated by the forward-looking statements. For example, there can be no assurance that the SEC will declare Aurora’s registration statement effective, that Aurora shareholders will vote to approve the transaction or that the Business Combination will close, or that Better will be able to identify and hire individuals for the roles that it seeks to fill, nor can there be assurance that the steps Better expects to take to improve its workplace culture and organization will have their desired result. Any management or other changes could be disruptive to Better’s business.

Important factors that could cause actual results to differ materially from those suggested by the forward-looking statements include, but are not limited to, Better’s performance, capabilities, strategy, and outlook; Better’s rapid growth and subsequent contraction and its ability to manage its growth effectively and achieve and maintain profitability in the future; the demand for Better’s solutions and products and services, including the size of Better’s addressable market, market share, and market trends; Better’s ability to operate under and maintain Better’s business model; Better’s ability to develop and protect its brand; the effect of workforce reductions and associated negative media coverage on Better’s ability to maintain and establish third-party relationships (including with business partners, warehouse lenders and investors), recruit and retain employees, management and directors and otherwise achieve its business goals; Better’s ability to maintain morale among its workforce; Better’s ability to achieve its operational and financial targets; Better’s ability to set and achieve its business goals and objectives in the context of recent negative press and changes to its organizational structure in response; Better’s estimates regarding expenses, future revenue, capital requirements and Better’s need for additional financing; the degree of business and financial risk associated with certain of Better’s loans; the high volatility in, or any inaccuracies in the estimates of, the value of Better’s assets; any changes in macro-economic conditions and in U.S. residential real estate market conditions, including changes in prevailing interest rates or monetary policies and the effects of the ongoing COVID-19 pandemic; the impact of elevated interest rates and inflation on Better’s business including on the volume of consumers refinancing existing loans and the corresponding shift in Better’s product mix, Better’s ability to produce loans, liquidity and employees; Better’s competitive position; Better’s ability to improve and expand its information technology and financial infrastructure, security and compliance requirements and operating and administrative systems; Better’s future investments in its technology and operations; Better’s intellectual property position, including its ability to maintain, protect and enhance Better’s intellectual property; Better’s ability in general, and its CEO’s ability in particular, to establish and maintain a larger, more experienced, executive team in transitioning to public markets; Better’s ability to obtain additional capital and maintain cash flow or obtain adequate financing or financing on terms satisfactory to us; the effects of Better’s existing and future indebtedness on its liquidity and Better’s ability to operate its business; Better’s plans to adopt the secured overnight financing rate (“SOFR”); the impact of laws and regulations and Better’s ability to comply with such laws and regulations including laws and regulations relating to fair lending, real estate brokerage matters, title and settlement services, consumer protection, advertising, tax, title insurance, loan production and servicing activities, data privacy, and anti-corruption, as well as the impact of any investigations related to these or other matters; any changes in certain U.S. government-sponsored entities and government agencies, including Fannie Mae, Freddie Mac, Ginnie Mae and the FHA; Aurora’s expectations regarding the period during which we will qualify as an emerging growth company under the JOBS Act; the increased expenses associated with being a public company; and Better’s anticipated use of existing resources and the proceeds from the Business Combination.

There may be other risks not presently known to us or that we presently believe are not material that could also cause actual results to differ materially. Analysis and opinions contained in this communication may be based on assumptions that, if altered, can change the analysis or opinions expressed. In light of the significant uncertainties inherent in the forward-looking statements included in this communication, the inclusion of such forward-looking statements should not be regarded as a representation by us or any other person that the objectives and plans set forth in this report will be achieved, and you are cautioned not to place substantial weight or undue reliance on these forward-looking statements. These forward-looking statements speak only as of the date they are made and, Aurora and Better each disclaims any obligation, except as required by law, to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication will not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication will also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor will there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.